HERRICK
new york newark princeton		Daniel A. Etna Partner Direct Tel: 212.592.1557 Direct Fax: 212.545.3322 Email: ikishner@herrick.com

May 20, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:                         Tribute Pharmaceuticals Canada Inc.
Registration Statement on Form S-1
File No. 333-187927

Ladies and Gentlemen:

On behalf of our client, Tribute Pharmaceuticals Canada Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 19, 2013 (the “Comment Letter”), with respect to Registration Statement on Form S-1 filed by the Company with the Commission on April 12, 2013 (File No. 333-187927) (the “Registration Statement”).

Responses to the Staff’s comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.

All page number references in the Company’s responses are to the page numbers in Amendment No. 1.

 General

1.	We note that you submitted a confidential treatment request on April 4, 2013. We will provide any comments in relation to your confidential treatment request in a separate comment letter.

The Company acknowledges that the Staff may have comments in relation to the confidential treatment request made by the Company.

Where You Can Find More Information
Incorporation of Documents by Reference, page 23

2.
We note that you filed a current report on Form 8-K/A on April 12, 2013, which is not incorporated by reference in your registration statement. Please amend your registration statement to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year, as required by Item 12(a)(2) of Form S-1.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the prospectus to include all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Company’s fiscal year.

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We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.  Please do not hesitate to contact the undersigned at (212) 592-1557 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Very truly yours,

         Daniel A. Etna

cc:           Securities and Exchange Commission
    Amy Reischauer

Tribute Pharmaceuticals Canada Inc.
    Scott Langille